STATEMENT OF INVESTMENTS
Dreyfus Basic Us Mortgage Securities Fund
September 30, 2007 (Unaudited)

Bonds and Notes--115.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--5.0%				
Daimler Chrysler Auto Trust,				
Ser. 2006-A, Cl. A3	5.00	5/8/10	792,999	791,975
Ford Credit Auto Owner Trust,				
Ser. 2005-A, Cl. B	3.88	1/15/10	250,000	247,508
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. A4	4.38	1/15/10	1,050,000	1,044,467
Ford Credit Auto Owner Trust,				
Ser. 2006-A, Cl. A3	5.05	3/15/10	290,961	290,571
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. A2A	5.42	4/15/10	1,000,000	1,002,153
USAA Auto Owner Trust,				
Ser. 2004-2, Cl. A4	3.58	2/15/11	289,442	287,888
USAA Auto Owner Trust,				
Ser. 2005-4, Cl. A3,	4.83	4/15/10	722,302	720,825
WFS Financial Owner Trust,				
Ser. 2003-4, Cl. C	3.02	5/20/11	23,976	23,943
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. C	3.60	2/17/12	256,648	254,002
				4,663,332
Asset-Backed Ctfs./Credit Cards--2.7%				
Chase Issuance Trust,				
Ser. 2007-A4, Cl A4	5.75	4/16/12	750,000 a	746,063
Chase Issuance Trust,				
Ser. 2007-A1, Cl. A1	5.77	3/15/13	1,000,000 a	988,420
MBNA Credit Card Master Note				
Trust, Ser. 2003-A9, Cl. A9	5.88	2/15/11	750,000 a	749,952
				2,484,435
Asset-Backed Ctfs./Home Equity Loans--4.1%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.19	4/25/36	152,502 a	152,266
Citicorp Residential Mortgage				
Securities, Ser. 2007-2,				
Cl. A1A	5.98	6/25/37	959,836 a	955,835
Citigroup Mortgage Loan Trust,				
Ser. 2007-AHL1, Cl. A2A	5.17	12/25/36	397,091 a	394,054
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M5	6.92	9/25/37	125,000	98,898
Equivantage Home Equity Loan				
Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	442,848	441,388
JP Morgan Mortgage Acquisition,				
Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	890,154 a	883,610
JP Morgan Mortgage Acquisition,				
Ser. 2007-CH1, Cl. MF2	5.84	11/25/36	312,300 a	256,566
Morgan Stanley ABS Capital I,				
Ser. 2007-HE2, Cl. A2A	5.17	1/25/37	611,209 a	606,404
				3,789,021
Commercial Mortgage Pass-Through Ctfs.--.8%				
Bayview Commercial Asset Trust,				
Ser. 2006-SP2, Cl. A	5.41	1/25/37	434,461 a,b	424,841
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. F	6.28	3/6/20	325,000 a,b	319,542
				744,383

Residential Mortgage Pass-Through Ctfs.--7.0%

Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2005-31, Cl. 2A1	5.50	1/25/36	184,569 a	184,066
Countrywide Home Loan Mortgage Pass-Through Trust, Ser. 2002-19, Cl. B1	5.96	11/25/32	484,451 a	483,274
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A	5.86	2/25/37	500,000 a	498,542
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	1,168,658	1,184,493
GMAC Mortgage Corp. Loan Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	766,093	622,367
GSR Mortgage Loan Trust, Ser. 2004-12, Cl. 2A2	5.68	12/25/34	580,080 a	592,954
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.14	9/25/36	188,498 a	189,628
J.P. Morgan Alternative Loan Trust, Ser. 2007-A1, Cl. 1A2A	5.19	3/25/37	674,533 a	672,631
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	500,000 a	508,364
JP Morgan Mortgage Trust, Ser. 2003-A1, Cl. 1A1	4.34	10/25/33	505,130 a	491,630
JP Morgan Mortgage Trust, Ser. 2005-A7 Cl. 1A2	4.99	10/25/35	275,000 a	272,828
JP Morgan Mortgage Trust, Ser. 2007-A1, Cl. 3A1	5.01	7/25/35	455,082 a	451,964
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	330,000 a	321,879
				6,474,620

U.S. Government Agencies/Mortgage-Backed--95.2%

Federal Home Loan Mortgage Corp.:			
5.50%		3,365,000 c	3,293,999
6.00%, 8/1/22		497,898	504,377
Stripped Security, Interest Only Class, Ser. 1987, Cl. PI, 7.00%, 9/15/12		28,915 d	3,012
Federal National Mortgage Association:			
6.00%		780,000 c	790,109
5.00%, 1/1/18 - 4/1/20		1,906,450	1,870,455
5.50%, 2/1/36		975,024	955,348
6.00%, 7/1/22 - 9/1/22		1,062,489	1,076,980
Government National Mortgage Association I:			
6.00%		7,265,000 c	7,304,667
6.50%		6,255,000 c,e	6,390,031
5.00%, 5/15/33 - 10/15/35		7,327,159	7,098,840
5.50%, 6/15/20 - 10/15/35		21,040,911	20,772,898
6.00%, 10/15/19 - 8/15/37		6,085,073	6,130,046
6.50%, 10/15/10 - 8/15/37		1,259,267	1,287,548
7.00%, 1/15/24 - 2/15/24		61,066	64,054
7.50%, 12/15/23		8,404	8,821
8.00%, 4/15/08 - 12/15/22		182,461	193,313
8.50%, 1/15/20 - 3/15/22		27,497	29,685
9.00%, 11/15/19 - 11/15/22		12,351	13,346
9.50%, 9/15/19 - 10/15/20		7,917	8,663
Ser. 2005-34, Cl. A, 3.96%, 9/16/21		383,426	377,773
Ser. 2005-29, Cl. A, 4.02%, 7/16/27		519,795	508,599

Ser. 2005-42, Cl. A, 4.05%, 7/16/20	1,090,308	1,074,066
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	673,577	663,287
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	395,802	391,056
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	570,961	563,795
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	2,904,000	2,917,945
Government National Mortgage Association II:		
5.00%, 9/20/33 - 1/20/36	6,931,253	6,656,782
5.50%, 7/20/30 - 1/20/36	5,525,752	5,437,087
6.00%, 6/20/35 - 4/20/36	10,686,626	10,744,807
6.38%, 4/20/30	149,410 a	150,865
6.50%, 6/20/31 - 7/20/31	354,967	363,415
7.00%, 12/20/27 - 8/20/31	609,008	636,413
9.00%, 1/20/20 - 7/20/25	20,726	22,394
9.50%, 9/20/21 - 12/20/21	9,341	10,199
		88,314,675
U.S. Treasury Notes--.2%		
3.50%, 8/15/09	169,000 f,g	**167,653**
Total Bonds and Notes		
(cost $108,303,490)		**106,638,119**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, June 2009 @ 4	5,300,000	8,429
U.S. Treasury 5-Year Future Notes		
December 2007@ 107	4,400,000	24,063
		32,492
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6	10,000,000	**0**
Total Options		
(cost $50,774)		**32,492**

Short-Term Investments--1.1%	Principal Amount ($)	Value ($)
U.S. Government Agencies		
Federal Home Loan Mortgage Corp.,		
4.50%, 10/9/07		
(cost $999,000)	1,000,000	**999,000**

Other Investment--2.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,573,000)	2,573,000 h	**2,573,000**

Investment of Cash Collateral for Securities Loaned--.0%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $4,040)	4,040 h	**4,040**

Total Investments (cost $111,930,304)	**118.9%**	**110,246,651**
Liabilities, Less Cash and Receivables	**(18.9%)**	**(17,516,639)**
Net Assets	**100.0%**	**92,730,012**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $744,383 or 0.8% of net assets.

c   Purchased on a forward commitment basis.

d   Notional face amount shown.

e   Purchased on a delayed delivery basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   All or a portion of this security is on loan. At September 30, 2007, the total market value of the fund's security on loan is $3,968 and the total market value of the collateral held by the fund is $4,040.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Depreciation at 9/30/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	11	1,177,344	December 2007	(6,531)
U.S. Treasury 10 Year Notes	20	2,185,625	December 2007	(6,562)
U.S. Treasury 30 Year Bonds	3	334,031	December 2007	(844)
Financial Futures Short				
U.S. Treasury 2 Year Notes	25	(5,176,172)	December 2007	(2,344)
				(16,281)

STATEMENT OF OPTIONS WRITTEN
September 30, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 5-Year Notes		
December 2007 @ 108	4,400,000	(8,938)
Put Options		
U.S. Treasury 5-Year Notes		
December 2007 @ 106	4,400,000	(7,562)
(Premiums received $28,596)		**(16,500)**